

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 28, 2006

Ms. Glenda Flanagan Chamberlain
Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

      Re: **Whole Foods Market, Inc.**
             Form 10-K for Fiscal Year Ended September 25, 2005, as amended
             Filed December 8, 2005 and January 11, 2006
             Form 10-Q for Fiscal Quarter Ended January 15, 2006
             Filed February 24, 2006
             File No. 0-19797

Dear Ms. Chamberlain:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Glenda Flanagan Chamberlain
Whole Foods Market, Inc.
April 28, 2006
page 2

Form 10-K for the Fiscal Year Ended September 25, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 26

1.   In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note your present maturity categories for your contractual obligations: less than 1 year, 1-5 years and after 5 years does not comply with the prescribed requirements.

Form 10-K Amendment No. 1 for the Fiscal Year Ended September 25, 2005

Principal Accounting Fees and Services, page 9

2.   We note your disclosure of the fees for services rendered by Ernst & Young LLP during the fiscal year ended September 26, 2004 related to internal control documentation assistance pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act. Rule 2-01(c)(4)(ii) of Regulation S-X prohibits providing any such service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the client's financial statements. Please provide us with more details regarding the nature of the rendered services and explain to us how you and your auditors concluded that the provision of such services was compatible with maintaining Ernst & Young LLP's independence.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief